82-4721

ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________

БИК ______________________

Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 03.05.2006г. № 10.2-2/08-1919

на № ____________ от ____________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.

Please find 1 page enclosed.

SUPPL

Yours faithfully,

РОССИЙСКАЯ ФЕДЕРАЦИЯ КРАСНОДАРСКИЙ КРАЙ г.КРАСНОДАР ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» ИНН 2308025192

A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

06013239

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 08 2006
WASH. D.C.
209

dw 5/9

Notification on the material fact
"Data on the facts which have entailed one-time increase (decrease) in the Issuer's net profit or net losses by more than 10 per cent"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0300062A02052006*

2. Substance

2.1. Fact (-s) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 percent:

1Q2006 net profit increased by more than 10 percent over 4Q2005 due to decrease in cost value of rendered services and reduction of operating and non-sales expenses. Amount of taxable profit has also decreased resulting in profit tax reduction.

2.2. Date of the fact (facts) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 per cent.

2 May 2006

2.3. Value of the Issuer's net profit (net losses) for the reporting period (month, quarter, year) preceding the one during which the fact (facts) occurred.

4Q05 net profit value of Public Joint –Stock Company "Southern Telecommunications Company": 123,026 thousand rubles

2.4. Value of the Issuer's net profit (net losses) for the reporting period (quarter, year) during which the fact (facts) occurred.

1Q06 net profit value of Public Joint –Stock Company "Southern Telecommunications Company": 324,813 thousand rubles

2.5. Absolute and percentage change of the Issuer's net profit (net loss).

Absolute change of the Issuer's net profit: 201,787 thousand rubles

Percentage change of the Issuer's net profit: 164.02%

For calculation purposes, net profit (net loss) value "for the reporting period" (quarter, year) for the first reporting period shall be equal to the sum reflected in the line "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statement (form № 2 of financial reporting), and for subsequent reporting periods, respectively, – to the difference of the sums reflected in the lines "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statements (forms № 2 of financial reporting) for the reporting period and the period preceding the one under report.

3. Signature

3.1. Deputy Director General of Public Joint –Stock Company "Southern Telecommunications Company" (signature) A. A. Litvinov

3.2. Date " 2 " May 20 06 Official seal

3.3. Chief Accountant of Public Joint –Stock Company "Southern Telecommunications Company" (signature) T. V. Rusinova

3.4. Date " 2 " May 20 06